

Mail Stop 3030

July 30, 2010

Via Facsimile and U.S. Mail

Thomas G. Archbold
Chief Financial Officer
Technology Research Corporation
5250-140th Avenue
North Clearwater, Florida 33760

> **Re: Technology Research Corporation**
> **Form 10-K for the fiscal year ended March 31, 2010**
>   **Filed June 10, 2010**
> **Amendment to Form 8-K dated June 15, 2010**
> **File No. 0-13763**

Dear Mr. Archbold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2010

Note 2 – Acquisition, page F-11

1. We note your disclosure in the first paragraph that you issued 674,950 shares of your common stock in the Patco acquisition. Please reconcile this with your disclosure in the table of 674,500 shares valued at $4.82.

2. We note that you discounted the per share closing price of your common stock when you determined the purchase price in the Patco acquisition. Please explain to us the nature and purpose of this discount and your basis for the discount under GAAP. Refer to paragraph 805-30-30-7 of the FASB Accounting Standards Codification.

3. As a related matter, we note the significance of the goodwill you recognized in this transaction. Please revise future filings to provide the disclosures required by paragraph 805-30-50-1(a) of the FASB Accounting Standards Codification.

Amendment to Form 8-K dated June 15, 2010

General

4. We note that you have presented unaudited pro forma combined statements of income for the years ended March 31, 2010 and 2009. Please explain to us why it is appropriate to present a pro forma statement of income for the year ended March 31, 2009. Please tell us how this presentation is consistent with the guidance set forth in Rule 11-02(c)(2)(i) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 – Basis of Presentation

5. We note from the disclosure in the first paragraph that the pro forma information was derived from your <u>unaudited</u> statement of operations. We further note from the second paragraph that the pro forma information was derived from your <u>audited</u> statement of operations. Please clarify if the financial statements of the company used in the pro forma presentation were derived from your audited or unaudited financial statements. If they were derived from your unaudited financial statements, please explain why you used unaudited financial statements.

Note 3 – Pro Forma Adjustments

6. It appears that your adjustments (a) and (b) have been mislabeled on your March 31, 2010 pro forma presentation. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters.   In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief